Exhibit 99.1

All rights reserved to AgPlenus Ltd. © Company Introduction April 2022

All rights reserved to AgPlenus Ltd. © Forward - Looking Statements This presentation contains "forward - looking statements" relating to future events, and AgPlenus ( the “ Company ” ) and its parent, Evogene Ltd. ( “ Evogene ” , and collectively “ we ” , “ us ” , “ our ” ), may from time to time make other statements, regarding our outlook or expectations for future financial or operating results and/or other matters regarding or affecting us that are considered “ forward - looking statements ” as defined in the U.S. Private Securities Litigation Reform Act of 1995 (the “ PSLRA ” ) and other securities laws. Such forward - looking statements may be identified by the use of such words as “ believe ” , “ expect ” , “ anticipate ” , “ should ” , “ planned ” , “ estimated ” , “ intend ” and “ potential ” or words of similar meaning. We are using forward - looking statements in this presentation when we discuss our value drivers, growing market ’ s expectations, challenges, business model and potential revenue stream, commercialization efforts and timing , product development and launches, estimated market size s and milestones , as well as the capabilities of Evogene ’ s and our technology. Such statements are based on current expectations, estimates, projections and assumptions, describe opinions about future eve nts , involve certain risks and uncertainties which are difficult to predict and are not guarantees of future performance. Therefore, actual future results, performance or achievements, and tren ds in the future may differ materially from what is expressed or implied by such forward - looking statements due to a variety of factors, many of which are beyond our control, including, without limitation, those described in greater detail in Evogene's Annual Report on Form 20 - F and in other information Evogene files and furnishes with the Israel Securities Authority and the U.S. Securities and Exchange Commission, including those fac to rs under the heading “ Risk Factors ” . Except as required by applicable securities laws, we disclaim any obligation or commitment to update any information contained in this presentation or to publicly release the res ul ts of any revisions to any statements that may be made to reflect future events or developments or changes in expectations, estimates, pro jections and assumptions. The information contained herein does not constitute a prospectus or other offering document, nor does it constitute or form par t of any invitation or offer to sell, or any solicitation of any invitation or offer to purchase or subscribe for, any securities of Evogene or the Company , nor shall the information or any part of it or the fact of its distribution form the basis of, or be relied on in connection with, any action, contract, commitment or relating thereto or to the securities of Evogene or the Company . The trademarks included herein are the property of the owners thereof and are used for reference purposes only. Such use shou ld not be construed as an endorsement of our products or services .

All rights reserved to AgPlenus Ltd. © Agenda • Company introduction • Business model • Product pipeline • Technology • Milestone roadmap 3

All rights reserved to AgPlenus Ltd. © We design next - generation, effective and sustainable crop protection products by leveraging predictive biology & chemistry OUR VISION 4

All rights reserved to AgPlenus Ltd. © Growing market for crop protection products with need for innovation 5 Growing Market Product Introductions Lag Number of new active ingredients introduced (decade) Source: www.globenewswire.com/news - release/ 2021 / 02 / 02 / 2168067 / 0 /en/Crop - Protection - Chemicals - Market - Size - Share - Will - Reach - to - USD - 90 - Billion - by - 2026 - Facts - Factors.html Source : www.feccia.org/files/feccia/News/Phillips% 20 McDougall% 20 Evolution% 20 of% 20 the% 20 Crop% 20 Protection% 20 Industry% 20 since% 201960 .pdf

All rights reserved to AgPlenus Ltd. © Herbicide resistant weeds have flourished 6 • Overuse of existing MoAs has generated selection pressure • 263 herbicide - resistant weed species have evolved * • Substantial economic cost to farmers • Increase costs and reduce yields • United States: Soybeans: $ 35 /acre additional costs ** Sources: * ** *** Glyphosate - resistant Palmer Amaranth The challenge: There have been no commercial herbicides with a new MoA for over 30 years *** https://weedscience.org/Home.aspx Herbicide resistant weeds cost farmers millions | Farm Progress Focus on Weed Control: Herbicides as Weed Control Agents: State of the Art: I. Weed Control Research and Safener Technology: The Path to Modern Agriculture - PMC (nih.gov)

All rights reserved to AgPlenus Ltd. © Discovery Identification of untapped biological pathways leads to new MoA as required by the industry to circumvent ongoing resistance challenges. Computational selection produces the most promising candidates with the widest structural variety to enable fine tuning of products based on partner and end user needs. Hit Discovery Hit to Lead Lead Optimization AgPlenus ’ target - based technology addresses the challenges Optimization Computationally driven solutions addressing optimization development challenges for the selected candidates reduce time and cost to the market to substantially increase the probability of success . 7 Target Identification Powered by: AgPlenus ’ Technology

Innovative & experienced management team



Dr. Brian Ember
CEO

Previous positions:

- Biotalys, Head of Global Portfolio Management and Head of Marketing
- AgriMetis,
- Business Development



Dr. Merav Beiman
VP R&D

Previous positions:

- ImmPACT-Bio, CEO
- Ferring, R&D
- Compugen, R&D
- QBI, R&D



Mirit Ram
VP of Project Management

Previous positions:

- Evogene, PM
- FMC, PM
- HP

Experienced board of directors



Ofer Haviv
Chairman of the board

- Evogene, President & CEO



Robert A. Woods

- Marrone Bio Innovations, Inc., Chairman
- Bioenterprise capital private equity
- Previously, Syngenta, President USA



Eran Kosover

- Previously AgPlenus Ltd., CEO
- Evogene EVP & GM Crop Protection, Evogene VP of collaborations,
- Atera Networks

agPlenus 8

All rights reserved to AgPlenus Ltd. ©

All rights reserved to AgPlenus Ltd. © Agenda • Company introduction • Business model • Product pipeline • Technology • Milestone roadmap 9

All rights reserved to AgPlenus Ltd. © Crop protection industry 10 ▪ Dominated by Major ag - chemical companies • 62% * of ag - chemical crop protection market share (Bayer, BASF, Corteva, Syngenta) • Pace of innovation and new product introductions have slowed ▪ Looking to smaller, ag - tech companies to develop new small - molecule candidates • AgPlenus is leading the integration of computational technology to discover small molecules • Focusing on developing products with new MoAs * Source: https://belonging.berkeley.edu/era - corporate - consolidation - and - end - competition

All rights reserved to AgPlenus Ltd. © Product development stages 11 Discovery Lead Optimization Target Hit Lead • Commercial - level efficacy (field tests) • Weed spectrum • Resistance - breaking • Target validated • IP filed • Strong business case • Commercial - level efficacy (multiple field trials) • Formulation fixed • Initial safety studies • COGS (process chemistry) • IP prosecution • Greenhouse evidence for efficacy • Binding pose to target understood • Initial business case • Essentiality in target pests • Amenable to functional modification by a chemical compound • Novelty • Registration (dossier) • Manufacturing scale - up • Marketing launch Commercial product Optimized Lead Continued Dev. & Registration

All rights reserved to AgPlenus Ltd. © Value creation through product development process 12 As products are developed to a greater extent, technical risks decline creating more value. Value Stage Candidate Target Hit Lead Optimized Lead Commercial product Value creation

All rights reserved to AgPlenus Ltd. © Business model & potential revenue stream Discovery Lead Optimization Dev. & Registration Partners & Licensees Sales • We typically provide our collaborators exclusive licenses with respect to a specified discovery, product type or market area • Research & development fees typically cover the costs we incur during the discovery and optimization activity • When our product candidates reach significant development milestones in the product development pipelines of our collaborators • Royalty payments from sales of commercial products developed under the collaboration License fees & R&D fees Milestone payments Royalties

All rights reserved to AgPlenus Ltd. © Corteva collaboration • Develop new MoA herbicides to target resistant weeds • Started in March 2020 • AgPlenus will discover and optimize herbicide candidates • Corteva will conduct testing and product development • License to Corteva • Corteva has exclusive license to products of collaboration • AgPlenus receives research fees, milestones and royalties upon commercialization 14

All rights reserved to AgPlenus Ltd. © Agenda • Company introduction • Business model • Product pipeline • Technology • Milestone roadmap 15

All rights reserved to AgPlenus Ltd. © Products under development 16 Herbicides • Novel MoA herbicides • Optimize existing herbicides to overcome resistance • High value crops – Corn, Soybean, Cereals, Rice, Cotton, Canola … • Addressable market expected (2022): $ 39 B USD * Insecticides • Novel SoA (Site - of - Action) • Addressable market expected (2022): $ 19 B * * Sources * ** https://signicent.com/herbicide - market - crop - protection - report/#:~:text=The% 20 global% 20 herbicides% 20 market% 20 was% 20 valued% 20 at% 20 USD,demand% 20 for% 20 food% 2 C% 20 and% 20 adopting% 20 better% 20 farming% 20 practices. https://www.marketsandmarkets.com/Market - Reports/insecticide - market - 142427569 .html

All rights reserved to AgPlenus Ltd. © Herbicides APTH 1 APTH 13 APTH 6 APTH 3 Insecticides APTI 2,3 S 2 S 1 S 2 S 1 S 1 Discovery Lead Optimization Pre - Development S 1 Novel MoA / SoA Target (1) X 2 AgPlenus product pipeline S 3 APH 1 APTH - AgPlenus target herbicide, APH - AgPlenus herbicide, APTI - AgPlenus target Insecticide, S - Scaffold

All rights reserved to AgPlenus Ltd. © APH 1 (APTH 1 /Scaffold 1 ) – New MoA herbicide reached Lead stage 18 • Broad - spectrum weed control at commercial dosage rates • Effective against resistant weed strains – including Palmer Amaranth Solvent control APH 1 ( 0.5 kg/ha) Glyphosate ( 0.75 kg/ha) ( 16 DAA) (Rehovot, Israel)

All rights reserved to AgPlenus Ltd. © APH 1 (APTH 1 /Scaffold 1 ) New MoA Herbicide active at commercial concentrations 19

APH 1 (APTH1/Scaffold1) - Product candidate efficacy

Efficacy
- APH 1 displays herbicidal activity on multiple important weed species, both grasses and broad-leaves


MATCH
AMAPA
SINAL
LOLPE
PHAPA
SETVI
Solvent
Amitrol
~750 gr/Ha
APH 1
~750 gr/Ha

- Strong activity on a broad panel of target weeds
- No weed recovery from herbicide effect

LTP single dose (0.75 kg/ha), pre, TP2 (18DAA)


AMAPA
LOLPE
SETVI
Solvent
Indaziflam
APH 1

- Strong activity in pre-application on both grasses and broad leaves


APH 1
Non-selective grass and broadleaf herbicide
agPlenus

Broad activity, pre and post application

agPlenus 20

All rights reserved to AgPlenus Ltd. ©

All rights reserved to AgPlenus Ltd. © Agenda • Company introduction • Business model • Product pipeline • Technology • Milestone roadmap 21

AgPlenus technology empowered by Evogene's ChemPass AI


Chemistry library
Research
Development
'Standard' crop protection pipeline – sequential screening
160,000
(random collection, undergo certain filters)
Criteria 1
Criteria 2
Criteria 3
Criteria 4
Criteria N
1 Product
5% New MoA (estimated)
Limited success & constantly increasing costs
Predictive Biology Platform addressing multiple product criteria evogene
Chem Pass AI
agPlenus
Target-based product-driven crop protection pipeline
1,000,000,000
Discovery
~10,000
SMART library – enriched for key product attributes
Optimization
1 Product
100% New & sustainable MoAs
Delivering needed innovation & sustainability
Increased probability of success & reduced cost

agPlenus 22

All rights reserved to AgPlenus Ltd. ©

Computational prediction of multiple product attributes



Essentiality
Synthesizability*
Diversity
Efficacy
MD simulations
Energy calculation
Toxicity
Formulation/mixes
Eco-Toxicity
E-fate*
PhysChem
Mobility
Phytotoxicity
Metabolism*
Absorbance*
Safety
Resistance
Selectivity
Novelty
Target Binding
Structure based design
Drugability
evogene
Chem Pass AI

* In-process / Planned

agPlenus 23

All rights reserved to AgPlenus Ltd. ©

All rights reserved to AgPlenus Ltd. © From Target to an Optimized Lead 24 Target discovery & prioritization Hit discovery Hit & Lead optimization x Several novel targets identified and successfully validated in - planta x Active hits discovered and successfully validated in - planta x Hits optimized to achieve improved efficacy and target - binding

All rights reserved to AgPlenus Ltd. © Experimental pipeline up to Lead stage 25

All rights reserved to AgPlenus Ltd. © Agenda • Company introduction • Business model • Product pipeline • Technology • Milestone roadmap 26

All rights reserved to AgPlenus Ltd. © Expected main near - term value drivers 27 • New MoA herbicides – • R each milestone in one of the ongoing collaborations • New MoA fungicide – • Initial greenhouse readouts • New MoA herbicides – • Enter an additional collaboration agreement • New MoA herbicide – • Expand data package for APTH 1 , AgPlenus ’ leading new MoA protein for the development of novel herbicides 2022 2023

All rights reserved to AgPlenus Ltd. © We are AgPlenus Creating effective and sustainable crop protection products All rights reserved to AgPlenus Ltd. © 28

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